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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                                 www.kinross.com
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] KINROSS                                           Toll Free: 866-561-3636
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      KINROSS PROVIDES STATUS UPDATE ON LATE FILING OF FINANCIAL STATEMENTS


JANUARY 6, 2006... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC). Pursuant to the alternative information guidelines of the Ontario Securities Commission ("OSC") Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301, Kinross is providing a notice to the market regarding a restatement of its prior financial statements and an update on the process relating to the preparation and filing of its financial statements and related matters, until such time as Kinross is current with its filing obligations under Canadian securities laws.

Kinross previously disclosed that financial statements for 2003 and 2004 will need to be restated due to the non-cash impact of foreign exchange rates on future tax liabilities relating to the purchase of certain assets acquired in the acquisition of TVX Gold and Echo Bay in January 2003. Kinross is currently working to finalize and file its quarterly financial statements for 2005 and other required regulatory filings in order to bring the Company current. This will be done when the restated 2003 and 2004 financial statements are completed which at this time the Company believes will be in January 2006.

We are issuing bi-weekly updates as to the status and timing which can be viewed on our website at www.kinross.com. The next update is scheduled for the week of January 16th, 2006.

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL             TRACEY M. THOM
SENIOR VICE PRESIDENT,          DIRECTOR, INVESTOR RELATIONS
CORPORATE COMMUNICATIONS        AND COMMUNICATIONS
Tel. (416) 365-7254             Tel. (416) 365-1362